Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel      :+91 40 4900 2900
Fax     :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

November 25, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

This is further to our intimation dated July 29, 2019 regarding the Scheme of Amalgamation and Arrangement between of Dr. Reddy's Holdings Limited (“DRHL” or “Amalgamating Company”) and Dr. Reddy's Laboratories Limited (“Company” or “DRL” or “Amalgamated Company”) and their respective shareholders, pursuant to provisions of Section 230-232, read with Section 66 of the Companies Act, 2013 and rules framed thereunder.

In this regard, we would like to inform you that the Hon’ble National Company Law Tribunal (NCLT), Hyderabad vide its order dated November 22, 2019, has directed the Company to convene the meeting of its equity shareholders and unsecured creditors on January 2, 2020, for seeking their approval to the said Scheme of Amalgamation and Arrangement.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)